SACO I Trust Series 2005-WM1
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A	78,051,769.56	3,864,923.50	233,124,230.44
B-1	0	242,912.91	11,660,000.00
B-2	0	222,924.86	10,289,000.00
B-3	0	213,001.69	9,831,000.00
M-1	0	631,442.14	42,298,000.00
M-2	0	202,312.31	13,261,000.00
M-3	0	190,376.23	12,346,000.00
M-4	0	181,708.98	11,660,000.00
M-5	0	183,767.19	11,203,000.00